Exhibit 4.3
August 19, 2005
LICENSE AGREEMENT
Between

L & J BECVAR, L.P.
LICENSOR
And
CHROMADEX, INC.
LICENSEE

License Agreement
Table of Contents

ARTICLE I — Definitions	1

ARTICLE II — Patent License and Technology	3
2.1 License Grant	3
2.2 Sublicenses	3
2.3 Retained Grants	4
2.4 No Implied Rights	4
2.5 Newly Developed Technologies by Licensor	4
2.6 Newly Developed Technologies by Licensee	4

ARTICLE III — Payments, Royalties and Reports	5
3.1 License Fee(s)	5
3.2 Sublicense Fee	5
3.3 Earned Royalties	5
3.4 Minimum Royalties	5
3.5 Patent Costs and Expenses	6
3.6 Royalty and Reports; Method of Payment; Payment Exchange Rate and Currency Conversions	6
3.6.1 Reports and Payment	6
3.6.2 Method of Payment	6
3.6.3 Currency Conversions	7
3.7 Maintenance of Records; Audits	7

ARTICLE IV — Performance	8

ARTICLE V — Patents	8
5.1 Filing, Prosecution and Maintenance of Patents	8
5.2 Enforcement	9
5.3 Marking of Products	9

ARTICLE VI — Confidentiality; Additional Covenants; Stock Issuance	9
6.1 Nondisclosure Obligation	9
6.2 Additional Covenants and Acknowledgments of Licensee	10
6.3 Capitalization	10
6.4 Authorization of Stock	11
6.5 Promotional Marketing	11
6.6 Investment Representations	11

ARTICLE VII — Negation of Warranties; Indemnification	12
7.1 Disclaimer	12
7.2 Additional Disclaimers	12
7.3 Indemnification by Licensee	12
7.4 Insurance	12

 - i -

ARTICLE VIII — Term and Termination	13
8.1 Term and Expiration	13
8.2 Termination for Cause	13
8.3 Material Breach by Licensee	13
8.4 Technology and Know-How License	14
8.5 Validity	14
8.6 Effect of Termination	14

ARTICLE IX — Miscellaneous	15
9.1 Assignment	15
9.2 Governing Law	15
9.3 Waiver	15
9.4 Independent Relationship	15
9.5 Export Control	16
9.6 Entire Agreement; Amendment	16
9.7 Notices	16
9.8 Force Majeure	17
9.9 Severability	17
9.10 Binding Nature of Agreement	17
9.11 Arbitration	17
9.12 Counterparts	18

EXHIBIT A	19
EXHIBIT B
EXHIBIT C

 - ii -

LICENSE AGREEMENT
THIS AGREEMENT (“Agreement”) is effective as of the date of the last signature hereto (“Effective Date”) between L & J Becvar, L.P., a limited partnership organized and existing under the laws of Texas, having a place of business at El Paso, Texas (“Licensor”) and ChromaDex, Inc., a corporation organized and existing under the laws of California, having a place of business at Santa Ana, California (“Licensee”).
BACKGROUND
A. Licensor owns certain Patent Rights (defined herein).
B. Licensee desires to license from Licensor the Patent Rights in order to commercialize processes, methods and marketable products covered thereby.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, and Subject to the terms and conditions contained herein, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
As used In this Agreement, the following terms, whether used in the singular or plural, shall have the respective meanings set. forth below:
1.1 The term “Affiliate” shall mean any individual or entity directly or indirectly controlling, controlled by or under common control with, a party to this Agreement. For purposes of this Agreement, the direct or indirect ownership of over fifty percent (50%) of the outstanding voting securities of an entity, or the right to receive over fifty percent (50%) of the profits or earnings of an entity shall be deemed to constitute control. Such other relationship as in fact gives such individual or entity the power or ability to control the management, business and affairs of an entity shall also be deemed to constitute control.
1.2 The term “Calendar Quarter” shall mean the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.
1.3 The term “Calendar Year” shall mean each successive period of twelve (12) months commencing on January 1 and ending on December 31.

1.4 The term “Common Stock” shall mean common stock of Licensee, $0.0001 par value.
1.5 The term “First Commercial Sale” shall mean, the initial transfer or the initial practice thereof by or on behalf of Licensee, or it’s Affiliates or its sublicensees for end use of Licensed Products in exchange for cash or other consideration.
1.6 The term “Licensed Products” shall mean any product, composition, method or process which, in the course of manufacture, use, practice, sale or import is:
(a)	within the scope of one or more claims of the Patent Rights; or

(b)	A product containing any one or more of the following or similar elements and which is intended to be used as part of any product, composition, method or process which is within the scope of one or more claims of the Patent Rights:
(i)	analytical chemistry media (i.e. TLC plates);

(ii)	luminescent bacteria for detection (stabilized);

(iii)	chemicals and reagents for performing steps covered under the Patent Rights;

(iv)	detection devices or media; and/or

(v)	Instruction manual describing or inducing one to perform the steps covered under the Patent Rights.
1.7 The term “Net Sales” shall mean the gross revenues received by Licensee, Affiliates, or sublicensees from the sale of Licensed Products less sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation prepaid or allowed, and amounts allowed or credited due to returns (not to exceed the original billing or invoice amount). Transfer of a licensed product within licensee or between licensee and an Affiliate for sale by the transferee shall not be considered a Net Sale for purposes of ascertaining royalty charges. In such, circumstances, the gross sales price and resulting Net Sales price shall be based upon the sale of the Licensed Product by the transferee.

1.8 The term “Minimum Annual Sales” shall mean Net Sales equal to the following amount for the following years:
(i)	Second year: two hundred thousand dollars ($200,000)

(ii)	Third and Fourth years: five hundred thousand dollars ($500,000) each year

(iii)	Fifth and Sixth years: one million dollars ($1,000,000) each year

(iv)	Thereafter $2,000,000 each year
1.9 The term “Patent Right(s)” shall mean: Luminous Bacteria and Methods for the Isolation, Identification and Quantification, of Toxicants described in U.S. Patent, 6,673,563 and Kit for the Isolation, Identification and Quantification of Toxicants described in U.S. Patent. 6,340,572, and Luminous Bacteria and Methods for the Isolation, Identification and Quantification of Toxicants described in U.S. Patent 6,017,722 as well as divisional, continuation and substitute patent applications claiming priority there from and any and all reissues, reexaminations and extensions thereof; and all foreign equivalents thereof.
1.10 The term “Territory” shall mean the world.
ARTICLE II
PATENT LICENSE AND TECHNOLOGY
2.1 License Grant. Upon the terms and conditions set forth herein, Licensor hereby grants to Licensee, and Licensee accepts, an exclusive worldwide license under the Patent Rights to make and have made, to use and have used, to research and have researched, to develop and have developed, to commercialize and have commercialized, to manufacture and have manufactured, to promote and have promoted, to practice and have practiced, to sell and have sold, to offer to sell, to export and have exported, and to import and have imported any Licensed Products.
2.2 Sublicenses.
(a) Licensee may grant sublicenses consistent with this Agreement.
(b) Licensee must deliver to Licensor, a true and correct copy of each sublicense granted by Licensee, and any modification or termination thereof, within thirty (30) days after execution, modification, or termination.
(c) Licensee shall provide Licensor with prompt notification of the identity and address of each Affiliate or sublicensee to which it grants a sublicense and Licensee shall in a timely manner provide Licensor with a copy of each sublicense agreement which shall be treated as confidential information in accordance with Section 6.1.

2.3 Retained Rights. Licensor and the University of Texas at El Paso shall retain the right, to use the Patent Rights for research, development and non-commercial purposes, which retained right shall include the right to conduct research and development, to present research results at scientific meetings, and to publish research results in professional or scholarly journals, and for non-commercial purposes at the University of Texas at El Paso provided, however such, purposes may include the development of further improvements of the Patent Rights for commercialization. Licensor will submit its manuscript, for any proposed publication of research related to Patent Rights to Licensee at least thirty (30) days before publication, and Licensee shall have the right to review and comment upon the publication in order to protect Licensee’s confidential information. Upon Licensee’s request, publication will be delayed up to sixty (60) additional days to enable Licensee to secure adequate intellectual property protection of Licensee’s property that would be affected by the publication. For the purposes of this clause “publication” shall mean any public disclosure as defined under patent law.
2.4 No Implied Grants. No license or right is hereby granted by implication, estoppel, or otherwise, which are not specifically granted to Licensee hereunder.
2.5 Newly Developed Technologies by Licensor. The parties recognize that James E. Becvar is an employee of the University of Texas at El Paso and is continuing research relating to the Patent Rights and their development and application, each an “Improvement”. As an employee of the University of Texas at El Paso, he is required to assign inventions made under specified conditions to the University of Texas at El Paso, Improvements, if any, owned by the University of Texas at El Paso will be offered to Licensee by the University of Texas at El Paso for licensing under terms and conditions set forth in a separate agreement, In the event that Licensee does not license the Improvement, Chromadex will grant to the University of Texas at E1 Paso a sublicense to the Patent Rights as defined in this Agreement for the purpose of enabling the commercialization of the Improvement. The sublicense fee shall be substantially identical to the terms of the Agreement. Subject to existing or hereafter arising obligations to the University of Texas at El Paso, James E. Becvar will seek the consent of the University of Texas at El Paso to advise Licensee of new inventions reasonably relating to the Patent Rights that may be available for licensing from the University of Texas at El Paso.
2.6 Newly Developed Technologies by Licensee. Subject to obligations to the University of Texas at El Paso, Licensee will, reasonably cooperate to advise Licensor of new inventions reasonably related to the Patent Rights which may be available for licensing from Licensee to Licensor, the University of Texas at El Paso, or other third parties.

ARTICLE III
PAYMENTS: ROYALTIES AND REPORTS
3.1 License Fee(s). Licensee shall reimburse Licensor the cost associated with technology development, patent, protection, and patent maintenance and legal fees associated with licensing the Patent Rights, in the form of a license fee payable as follows:
(a) A non-creditable and non-refundable license fee of one hundred ten thousand dollars ($110,000) to be paid as follows:
(i)	$10,000 as of the Effective Date of the Agreement;

(ii)	$2,500 paid on the last business day of each of the months September, October, and November 2005; and

(iii)	$5,000 paid on the last business day of each month thereafter until payment of the $110,000 License Fee has been made, or if greater, 2% of Net Sales paid on the last business day of each month until payment of the $110,000 has been made.
(b) ChromaDex Common Stock, the number of shares to be equal to two percent (2%) of the capital stock of Licensee on a fully diluted basis as of the effective date of the License Agreement, said stock to have “piggy-back” registration rights on terms and conditions consistent with industry standards and any previous agreements granted by Licensee (e.g. the Napro registration rights). Further, Licensor will have anti-dilution rights as set forth in Exhibit A attached hereto.
3.2 Sublicense Fee. Licensee will pay to Licensor:
(a) 20% of any cash payment made to Licensee in consideration of a sublicense, other than royalty payments, which are covered by Section 3.3 below, and/or
(b) a fee constituting a cash payment equal to 10% of any non-cash consideration received by Licensee from sublicensee in consideration of a sublicense, but not including royalty payments which are covered by Section 3.3 below, such consideration to include, without limitation, equity in other companies.
3.3 Earned Royalties. Licensee shall pay to Licensor royalties in an amount equal to 2.5% of Net Sales of Licensed Products by Licensee, its Affiliates and sublicensees. Royalties shall be payable on all products worldwide, without regard to whether there are Patent Rights in any country other than the United States. The negotiated royalty rate of 2.5% represents a rate that is negotiated in lieu of a higher United States royalty rate and no royalty for outside the United States.
3.4 Minimum Royalties.
(a) Licensee agrees to pay to Licensor the annual minimum royalty payments of ten thousand dollars ($10,000) per year (and increasing by fifteen percent each year) commencing on the first anniversary of the License Agreement, subject to a cap of $20,000 per year. Minimum royalties are creditable against earned royalties for the applicable year period.

(b) Minimum royalties shall be due and payable upon the first and each successive anniversary of the Effective Date of this Agreement, Waiver by Licensor of any minimum royalty payable hereunder shall not be deemed to constitute a waiver of any subsequent minimum royalty payment.
3.5 Patent Costs and Expenses. During the term of the Agreement, Licensee shall reimburse Licensor any and all the amounts for patent costs and expenses to prosecute and maintain the Patent Rights; provided such costs are incurred in accordance with Section 5.1 of this Agreement.
3.6 Royalty and Reports; Method of Payment; Payment Exchange Rate and Currency Conversions.
3.6.1 Reports and Payment. Within sixty (60) days following the close of each Calendar Quarter, beginning immediately after the Effective Date, Licensee must deliver to Licensor a true and accurate written report, even if no payments are due Licensor, giving the particulars of the business conducted by Licensee and its sublicensee(s), if any exist, during the preceding three (3) calendar months under this Agreement as are pertinent to calculating payments hereunder. Simultaneously with the submission of the written report, Licensee shall pay to Licensor, on behalf of Licensee, its Affiliates and sublicensees, the aggregate royalty due in United States dollars for such Calendar Quarter. The reports shall include, without limitation, country of sale, date sold, quantity, applicable deductions and calculation of royalty for each sale. If for any Calendar Quarter no royalties are due, Licensee shall submit a report with a written statement to that effect and the calculation therefore.
(a) On or before each anniversary of the Effective Date, irrespective of having a First Commercial Sale or offer for First Commercial Sale, Licensee must deliver to Licensor a written progress report as to Licensee’s (and any sublicensee’s) efforts and accomplishments during the preceding year in diligently commercializing licensed subject matter In the I Territory and Licensee’s (and, if applicable, sublicensee’s) commercialization plans for the upcoming year.
3.6.2 Method of Payment. Payments to be made by Licensee to Licensor under this Agreement shall be paid by check or by bank wire transfer in immediately available funds to such bank account in the United States designated in writing by Licensor from time to time. Licensee agrees to pay license fee as described in 3.1 according to the following distribution:
(a) $110,000 to James Becvar directly for reimbursement of costs associated with technology development, patent protection and maintenance and legal fees associated with licensing;
(b) 2.0% ChromaDex Stock to Licensor; and
(c) 2.5% of Net Sales to Licensor.

3.6.3 Currency Conversions/Tax Withholding. Payments shall be made in United States dollars to the extent that conversions to United States dollars are permitted. The rate of exchange to be used in any such conversion from the currency in the country where such Net Sales are made shall be the commercial rate of exchange prevailing in the United States on the last day of the Calendar Quarter calculated using the exchange rate (local currency, per US$1) published in The Wall Street Journal, Western Edition, under the heading “Currency Trading.” If due to restrictions or prohibitions imposed by national or international authority, royalties in any country cannot be remitted to Licensor within six (6) months after the end of the Calendar Quarter during which they are earned, then Licensee shall be obligated to deposit the royalties in a bank account in such country in the name of Licensor or Licensor’s designee. If Licensee concludes that tax withholdings under the laws of any country are required with respect to payments to Licensor, Licensee may deduct and pay to the appropriate governmental authorities the amount required to be withheld from the amount due Licensor and provide to Licensor reasonable evidence of such payment.
3.7 Maintenance of Records: Audits.
(a) Licensee shall keep complete and accurate records in sufficient detail to enable the royalties payable hereunder to be determined. Upon the written request of Licensor, Licensee shall permit Licensor or Licensor’s representative or accountant, at Licensor’s expense, once annually to have access during normal business hours to the records of Licensee to verify the accuracy of the royalty reports hereunder. During the Term of this Agreement and for one (1) year thereafter, Licensee agrees to keep complete and accurate records of its and its sublicensees’ sales and Net Sales of Licensed Products under the license granted in this Agreement in sufficient detail to enable the royalties payable hereunder to be determined. Licensee agrees to permit Licensor or its representatives, at Licensor’s expense, to periodically but no more than once per annum examine its books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement.
(b) If Licensor or its accountant correctly concludes that additional royalties were owed during such period, Licensee shall pay the additional royalties within thirty (30) days of the date Licensor delivers to Licensee a written report setting forth the basis concerning the discrepancy. The fees charged by any accounting firm shall be paid by Licensor, except in the event that such inspection shows an underreporting and underpayment in excess of five percent (5%) for any Calendar Quarter reporting period, then Licensee will pay the cost of such examination and accrued interest at the highest allowable rate but not more than prime rate plus three percent (3%) interest compounded daily on the amount underpaid. Any such audit shall be coordinated with auditing requirements under the UTEP/ChromaDex agreement cross referenced in the Agreement, to prevent duplicate audits in any calendar year.

ARTICLE IV
PERFORMANCE
Licensee represents, warrants and covenants for the term of this Agreement that it shall use its reasonable commercial efforts to develop, introduce into the commercial market and to commercialize Licensed Products as soon as practicable and in such countries where it is commercially viable to do so, consistent with reasonable business practices.
ARTICLE V
PATENTS
5.1 Filing, Prosecution and Maintenance of Patents.
(a) Licensor, through its own patent attorneys reasonably acceptable to licensee (Peacock Myers, P.C. is hereby approved) and in consultation with Licensee, agrees to file, prosecute and maintain Patent Rights in the United States. Licensor shall keep Licensee advised of the issuance of any patents within the Patent Rights and, upon the request of Licensee, provide copies of filing, prosecution and maintenance documents filed relating to Licensor Patent Rights. Licensor shall not have any liability whatsoever to Licensee with respect to the results of the filing, prosecution or maintenance of Patent Rights.
(b) Licensor shall give at least thirty (30) days written notice to Licensee of any intention to cease filing, prosecution and/or maintenance of any patent application or patent within the Patent Rights. In such case, Licensee may elect to continue filing, prosecution or maintenance of patents. Subsequently, in the event Licensee intends to cease filing, prosecution and/or maintenance of Patent Rights which Licensee is responsible for filing, prosecuting or maintaining hereunder, Licensee shall give at least thirty (30) days written notice to Licensor of such intention, and in such case, shall permit Licensor to continue filing, prosecution or maintenance at its own expense.
(c) Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution or maintenance of the Patent Rights, and shall cooperate with the other party with respect thereto, including, without limitation, providing, as reasonably requested, the appropriate powers of attorney, declarations or other documents necessary to facilitate the filing, prosecution or maintenance of the Patent Rights. The Party having responsibility for the preparation, filing, prosecution and maintenance of such Patents, shall promptly provide the other Party with copies of all substantive communications from any patent office and with drafts of all substantive filings to be made, reasonably in advance of their filing, with any patent office with respect thereto; shall consider in good faith any comments thereon provided by the other Party; and shall not unreasonably decline to incorporate changes to such filing proposed by such other Party. Each Party shall assist the other in the preparation and prosecution of such Patent Rights and shall execute all documents reasonably deemed necessary for the filing thereof and/or for the vesting of title thereto as provided in this License Agreement.

5.2 Enforcement.
(a) Licensee shall notify Licensor in writing within thirty (30) days of any infringement of a licensed Patent Right which becomes known to Licensee. Licensor shall notify Licensee in writing within thirty (30) days of any infringement of a licensed Patent Right which becomes known to Licensor.
(b) Licensee, at its expense, shall enforce any Patent Right licensed hereunder against substantial infringement by third parties and it is entitled to retain recovery from such enforcement. Licensor has the right to join the case and comment on any major aspect thereof. Licensee shall have the right to settle any such infringement action on terms it deems reasonable upon review and approval of the Licensor, such review and approval will not be unreasonably withheld. Licensee shall pay Licensor a royalty on any monetary recovery from such enforcement less any legal expenses by Licensee. If Licensee does not file suit against a substantial infringer of a licensed Patent Right within six months after notification under Subsection (a) above, then Licensor may enforce any Patent Right licensed hereunder on behalf of itself and Licensee. In such event, Licensor shall retain all recoveries from such enforcement.
5.3 Marking of Products. Licensee agrees to mark every Licensed Product manufactured, sold, imported or advertised by it (as well as all brochures and advertising material relating to Licensed Products) as to patents pending or patents issued, all in accordance with applicable laws and regulations in each country, and further to mark promotional materials as provided in Section 6.5.
ARTICLE VI
CONFIDENTIALITY; ADDITIONAL COVENANTS
6.1 Nondisclosure Obligation. A receiving party shall use confidential information only in accordance with this Agreement and shall not disclose to any third party any confidential information received from the disclosing party, without the prior written consent of the disclosing party. For purposes of this Agreement, any invention or discovery which is or may be patentable or otherwise protectable under Federal law, rule or regulation included in Patent Rights shall be deemed to be confidential. The foregoing obligations shall survive the expiration or termination of this Agreement for a period of ten (10) years. These obligations shall not apply to confidential information that:
(a) is known by the receiving party at the time of its receipt, and not through a prior disclosure by the disclosing party, as documented by business records;

(b) is at the time of disclosure or thereafter becomes published or otherwise part of the public domain without breach of this Agreement by the receiving party;
(c) is subsequently disclosed to the receiving party by a third party who has the right to make such disclosure;
(d) is developed by the receiving party independently of confidential information or other information received from the disclosing party and such independent development can be properly demonstrated by the receiving party;
(e) is necessary to be disclosed to sublicensees, agents, consultants, Affiliates and/or other third parties for the research and development, manufacturing and/or marketing of Licensed Products (or for such parties to determine their interest in performing such activities), or potential merger partners, acquirers or investors in accordance with this Agreement on the condition that such third parties agree to be bound by the confidentiality obligations contained in this Agreement, provided that the term of confidentiality for such third parties shall be no less than ten (10) years; or
(f) is required to be disclosed by law or court order, provided that written notice is promptly given to the other party in order to provide an opportunity to seek a protective order or other similar order with respect to such confidential information and thereafter discloses only the minimum information required to be disclosed in order to comply with the request, whether or not a protective order or other similar order is obtained by the other party.
6.2 Additional Covenants and Acknowledgments of Licensee. Without limiting anything contained in this Agreement, Licensee represents, warrants and covenants for the term of this Agreement to Licensor that Licensee, its Affiliates and permitted sublicensees shall comply with all applicable laws, rules, and regulations relating to its activities under this Agreement.
6.3 Capitalization. Licensee represents and warrants to Licensor as of the Effective Date of the Agreement, the authorized capital stock of the Licensee consists solely of Common Stock and preferred stock (as set forth in Exhibit B) and that attached hereto as Exhibit B are the Articles of Incorporation which are in effect as of the Effective Date. Licensee represents and warrants that immediately upon the consummation of the transaction contemplated by this Agreement, the authorized capital stock of Licensee shall consist of:
(a) 16,881,541 shares of Common Stock, of which 16,881,541 shares shall have been validly issued and are outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof. No shares of preferred stock of Licensee have been issued or are subject to warrants, options, agreements, convertible securities or other commitments.

(b) Exhibit C attached hereto contains a list of all outstanding warrants, options, agreements, convertible securities or other commitments pursuant to which the Licensee is or may become obligated to issue any shares of its capital stock or other securities of the Licensee.
(c) All shares of stock and other securities issued by the Licensee prior to or at the Effective Date of the Agreement have been issued in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and all applicable state securities or “blue sky” laws in connection with the issuance of any shares of Common Stock, and other securities prior to or at the Effective Date.
6.4 Authorization of Stock. The issuance, sale and delivery of the shares of Common Stock issued to Licensor hereunder have been duly authorized by all requisite corporate action of the Licensee, and when issued, sold and delivered in accordance with this Agreement, the Common Stock will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and not subject to preemptive or any other similar rights of the shareholders of the Licensee or others. There are no designations, powers, preferences and rights or qualifications, limitations and restriction of the shares of Common Stock stated in the Licensee’s Articles of Incorporation.
6.5 Promotional Marketing. In addition to product patent marking pursuant to Section 5.3, Licensee will identify Laura Becvar as an inventor of the Patent Rights in promotional materials and packaging inserts. Licensor and Licensee will meet and agree on the form of such identification. This identifying language will substantially state “Based on inventions created by Laura Becvar”.
6.6 Investment Representations. The Licensor hereby agrees, represents and warrants, on its own behalf that;
(a) Licensor are acquiring such shares for its own account (and not for the account of others) for investment purposes only and not with a view to the distribution or resale thereof.
(b) Licensor has had access to management of the Licensee and an opportunity to ask questions, and Licensor has received answers, regarding the business and affairs of the Licensee such that Licensor understands the merits and risks of owning shares of common stock of the Licensee, and can bear the risk of loss of its investment herein.
(c) Licensor understand that the shares may not be sold or otherwise disposed of in the absence of either an effective registration statement under the Securities Act of 1933 (“the Act”) or an exemption from the registration provisions of The Act.
(d) Licensor understand that the certificate representing the shares will contain a legend to the effect of paragraph (c) above.

ARTICLE VII
NEGATION OF WARRANTIES; INDEMNIFICATION
7.1 Disclaimer. THE RIGHTS LICENSED HEREUNDER ARE LICENSED “AS IS.” LICENSOR MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND IN THE AGREEMENT AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE EXCLUDED FROM THIS AGREEMENT.
7.2 Additional Disclaimers. Without limiting the foregoing in Section 7.1, Licensor makes no representations or warranties, express or implied, as to the accuracy, validity, or utility of any of the Patent Rights, or that the Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties. Licensor represents that as of the Effective Date of this Agreement, Licensor has no actual notice or actual knowledge of infringement.
7.3 Indemnification by Licensee. Licensee shall indemnify, defend and hold harmless Licensor and its Affiliates, and each of its and their respective employees, officers, directors and agents (each, a “Licensor Indemnified Party”) from and against any and all liability, loss, damage, cost and expense (including reasonable attorneys’ fees) (collectively “Liabilities”) which a Licensor Indemnified Party may incur, suffer or be required to pay resulting from, or arising in connection with: the breach by Licensee, its Affiliates or its sublicensees of any covenant, representation or warranty contained in this Agreement; or any Liabilities arising from the license granted hereunder, including, without limitation, any Liabilities arising from the use or transfer of Licensed Products, or relating to the accuracy or validity of the Patent Rights, including, without limitation, any claims for infringement.
7.4 Insurance. Licensee agrees to maintain a $2 million insurance policy to satisfy its obligations under this Agreement, which policy shall include products liability coverage. Licensee agrees to provide evidence of coverage upon request of Licensor.

ARTICLE VIII
TERM AND TERMINATION
8.1 Term and Expiration. This Agreement shall be effective as of the Effective Date and, unless terminated earlier pursuant to Sections 8.2 or 8.3 below, the term of this Agreement shall continue in effect until the later of the expiration of the last to expire Patent Rights embodied in a Licensed Product, or ten (10) years from the Effective Date (“Term”).
8.2 Termination for Cause. This Agreement may be terminated upon written notice by either party at any time during the term of this Agreement:
(a) if the other party is in breach of its material obligations hereunder and has not cured such breach within sixty (60) days after written notice of the breach with reasonable detail of the particulars of the alleged breach and provided that if there is a dispute submitted to arbitration, the notice and cure period will not commence until the later of the completion of the arbitration; or
(b) upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other party, or in the event a receiver or custodian is appointed for such party’s business or if a substantial portion of such party’s business is subject to attachment or similar process; provided however, in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the party consents to the involuntary bankruptcy or such proceeding is not dismissed within sixty (60) days after the filing thereof.
(c) if Licensee does not meet Minimum Annual Sales of Licensed Products in the second year, then Licensor may terminate the exclusivity of the License. If the Licensee does not meet Minimum Annual Sales of Licensed Products in the third or subsequent years, the Licensor may terminate the License.
8.3 Material Breach by Licensee In the event of a material breach by Licensee, which has not been cured within sixty (60) days written notice, Licensor may, at its election, upon thirty (30) days written notice, increase the royalties payable hereunder by fifty percent (50%) for the Licensed Products; provided, however, that if there is a dispute submitted to arbitration, the notice and cure period will not commence until the later of the completion of the arbitration. If a material breach is cured after the thirty day period, the increase of royalties shall be in effect for so long as to fully and completely ameliorate the financial impact of such breach and make Licensor whole. Licensor shall have no obligation to notify Licensee that Licensor has been made whole and Licensee shall have the burden of showing that the increase should no longer be applicable.

8.4 Technology and Know-How License. It is agreed and understood that this Agreement is, in part, a license of the technology and know-how incorporated into the Licensed Products and Patent Rights. In the event the Patent Rights are subsequently held to be invalid by a court of the United States or foreign country or countries, such Failure to issue or holding of invalidity shall not render this Agreement invalid.
8.5 Validity. In the event Licensee questions or challenges, directly or indirectly, the validity of the Patent Rights or assists any other person in doing so, Licensor, at its sole option, can automatically terminate this License. In the event all of the Patent Rights for the Territory are declared invalid or unenforceable by a judgment, decree, or decision of a court, tribunal, or other authority of competent jurisdiction and Licensee and Licensor elect not to appeal or no appeal is possible, then Licensee shall be relieved of its obligation to pay future royalties to Licensor hereunder.
8.6 Effect of Termination.
(a) Expiration or termination of the Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, and the provisions of Article VI and Section 7.3 shall survive the expiration of the Agreement. Any expiration or early termination of this Agreement shall be without prejudice to the rights of either party against the other accrued or accruing under this Agreement prior to termination or expiration, including the obligation to pay royalties and other consideration due to Licensor.
(b) Upon termination of this Agreement for any reason whatsoever or upon expiration, a final report shall be submitted by Licensee and any royalty payments and other payments due to Licensor under this Agreement shall become immediately due and payable.
(c) Upon termination or expiration of this Agreement, Licensee’s rights and license hereunder shall immediately terminate and Licensee shall immediately terminate the use, manufacture, sale and import of Licensed Products.
(d) In the event of termination of the Agreement for any reason, Licensor shall provide to all sublicensees, no less than thirty (30) days prior to the Effective Date of said termination, written notice of said termination at the address specified by Licensee in the notice provided to Licensor under Section 9.7 of this Agreement. During such thirty (30) day period, the sublicensee shall provide to Licensor notice that the Sublicensee:
(i) reaffirms the terms and conditions of the Agreement as it relates to the rights the sublicense has been granted under the sublicense;
(ii) agrees to abide by all of the terms and conditions of this Agreement applicable to sublicensees and to discharge directly all pertinent obligations of Licensee which Licensee is obligated hereunder to discharge; and

(iii) unless otherwise provided for pursuant to an agreement between such sublicensee and Licensor, acknowledges that Licensor shall have no obligations to the sublicensee with respect to the subject matter of this agreement, other than its obligations set forth in this Agreement with regard to Licensee, and
(e) Licensor agrees to negotiate with sublicensee a license agreement on similar terms and conditions as this Agreement.
ARTICLE IX
MISCELLANEOUS
9.1 Assignment. This Agreement may not be assigned by Licensee without the prior written consent of Licensor, which will not be unreasonably withheld; provided, however, Licensee may, without such consent, assign the Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its assets related to the division or the subject business, or in the event of its merger or consolidation or change in control or similar transaction. This Agreement shall be binding upon, and inure to the benefit of, each party, its Affiliates, and its successors and assigns. Licensor may assign any or all of its rights under this Agreement.
9.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Mexico without regard to the conflict of law provisions thereof. Service of process in any such action may be effected in the manner provided in Section 9.7 for giving of notice or in any other manner consistent with New Mexico law.
9.3 Waiver. The waiver of any breach of this Agreement or the failure or delay of either party to enforce any right under this Agreement shall not constitute, or be construed as, a waiver of any other breach of this Agreement, whether of similar nature or otherwise, nor operate to bar the enforcement of any right under this Agreement.
9.4 Independent Relationship. Nothing herein contained shall be deemed to create an employment, agency, joint venture or partnership relationship between the parties hereto or any of their agents or employees, or any other legal arrangement that would impose liability upon one party for the act or failure to act of the other party. Neither party shall have any power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other party, or to bind the other party in any respect whatsoever.

9.5 Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the Untied States of America which may be Imposed upon or related to Licensor or Licensee from time to time by the Government. Furthermore, Licensee agrees that it will not export, directly or indirectly, any technical information acquired from Licensor under this Agreement or any products or processes using such technical information to any country for which the Government at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the Department of Commerce or other agency of the Government when required by an applicable statute or regulation.
9.6 Entire Agreement: Amendment. This Agreement, including the Exhibits hereto, which are incorporated herein by reference, sets forth the complete, final and exclusive agreement and supersedes and terminates any prior agreements or understandings between the parties. Any amendment to this Agreement Shall be in writing and signed by both parties.
9.7 Notices. Each notice required or permitted to be given or sent under this Agreement shall be given in writing by certified or overnight courier (return receipt requested), to the parties at the addresses and facsimile numbers indicated below.
If to Licensor, to:
L & J Becvar, L.P.,
5444 La Estancia Circle
E1 Paso, TX 79932-2012
Attention: Manager
With a copy as a courtesy to:

Janeen Vilven Doggett
Peacock Myers, P.C.
201 Third Street NW, Suite 1340
P. O. Box 26927
Albuquerque, NM 87125
If to Licensee, to:
ChromaDex, Inc.
2952 S. Daimler St
Santa Ana, CA 92705
Attention: President
Facsimile No.: 949-419-0294
With a copy as a courtesy to:

Mark Germain
6 Olmsted Road
Scarsdale, NY 10583

Any such notice shall be deemed to have been received, in the case of a Facsimile, on the following day if the transmission is properly addressed and transmitted to the correct number, in the case of certified, first class mail, three (3) days after the certified mailing date if the letter is properly addressed and postage prepaid or, in the case of overnight courier, upon actual delivery to the proper place of address. Either party may change its address or its facsimile number by giving the other party written notice pursuant to this Section.
9.8 Force Majeure. Failure of any party to perform its obligations under this Agreement (except the obligation to make payments when properly due) shall not subject such party to any liability or place it in breach of any term or condition of this Agreement if such failure is due to any cause beyond the reasonable control of such nonperforming party, including without limitation, acts of God, fire, explosion, flood drought, war, riot, sabotage, embargo, strikes or other labor trouble, interruption of or delay in the national transportation system, a national health emergency or compliance with any order or regulation of any government entity; provided however, that the party affected shall promptly notify the other party of the condition constituting force majeure and shall use reasonable efforts to eliminate, care and overcome any such causes and to resume performance of its obligations with all possible speed. If a condition constituting force majeure as defined herein exists for more than ninety (90) consecutive days, the parties shall meet to negotiate a mutually satisfactory solution, if practicable.
9.9 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable, the validity, legality and enforecability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of at least one of the parties. The parties shall, in such an event, use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.
9.10 Binding Nature of Agreement. This Agreement shall be binding on all personal representatives, heirs, successors, and assigns of the parties hereto.
9.11 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled in the United States by arbitration, in accordance with the rules then pertaining, of the American Arbitration Association for an arbitration by a single arbitrator. If the subject of the arbitration involves an intellectual property, corporate, or bankruptcy matter, as determined by the Association, then the arbitrator shall have had experience in that subject. The Association is authorized to make arrangements for this arbitration, to be held under these rules in any locality in the United States agreed upon by the parties or as designated by the Association. This Agreement shall be enforceable and judgment upon any award rendered by the arbitrator may be entered in any court of any country having jurisdiction. The costs of the arbitration, including reasonable attorneys’ fees, shall be born by the losing party or shall be allocated between the parties in such proportion as the arbitrator decides.

9.12 Counterparts. This agreement may be executed in counterparts, which together shall constitute one and the same Agreement.
IN WITHNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

[LICENSOR]		[LICENSEE]

By:	/s/ James Becvar	By:	/s/ Frank Jaksch

	Name: James Becvar		Name: Frank Jaksch
	Title: Manager of L & J Becvar, L.P.		Title: President of ChromaDex, Inc.
	Date: 15 September 2005		Date: 8/19/2005

EXHIBIT A
1. Whenever ChromaDex shall sell or issue (each such sale or issuance referred to as a “Subsequent Issuance”) shares of Common Stock of ChromaDex, or any options, warrants, convertible securities or other rights to acquire Common Stock of ChromaDex (referred to herein as “Common Stock Equivalents”), such Common Stock Equivalents to include those warrants issued in conversion of Series A Preferred Stock, and the Consideration Per Share (as defined below) in connection with such Subsequent Issuance is lower than L & J Becvar, L.P.’s purchase price per share of $0.87, than L & J Becvar, L.P. shall receive, upon the sale or issuance of such Common Stock (or the actual conversion of Common Stock Equivalents into Common Stock), an additional number of shares of Common Stock equal to the number obtained by using the following formula:
First: determine the Recalculated Share Price as follows:
Recalculated Share Price equals
(a) Total shares outstanding prior to the Subsequent Issuance, (including L & J Becvar, L.P.’s shares) multiplied by the price per share paid by L & J Becvar, L.P. ($0.87), plus the total shares issued in the Subsequent Issuance multiplied by the price per share paid in such Subsequent Issuance;
divided by
(b) The total shares outstanding after the Subsequent Issuance.
Second: calculate the new share total for L & J Becvar, L.P. as follows:
$294,194 divided by the Recalculated Share Price equals the new share total for L & J Becvar, L.P.,
Third: issue additional shares of Common Stock to L & J Becvar, L.P. so that the sum of L & J Becvar, L.P.’s original shareholdings and the newly issued shares equals the new share total.
2. For the purposes of EXHIBIT A, the Consideration Per Share received by ChromaDex in a Subsequent Issuance shall be determined as follows:
(a) “Consideration Per Share” with respect to shares of Common Stock means the amount equal to the total amount of consideration received by ChromaDex for the issuance of such shares of Common Stock, divided by the aggregate number of shares of Common Stock so issued.

(b) “Consideration Per Share” with respect to Common Stock Equivalents means the consideration actually received as of the date of conversion of the Common Stock Equivalents into Common Stock, plus the actual amount of consideration received by ChromaDex for the Common Stock Equivalents, divided by the aggregate number of shares of Common Stock so issued. Unconverted Common Stock Equivalents are not used in calculating dilution until and unless they are converted into Common Stock.
3. L & J Becvar, L.P. shall receive anti-dilution protection pursuant to this Section 1 until twelve months from the date hereof, or until ChromaDex sells not less than 1 million shares of its Common Stock in a public or private offering at a price of not less than $0.87 per share, or until the Common Stock of ChromaDex or any successor entity is listed on thee Nasdaq Small Cap, Nasdaq National Market, AMEX or NYSE. Any Common Stock which is issued pursuant to a Common Stock Equivalent which was issued during this antidilution period shall be subject to this antidilution protection, even if the Common Stock Equivalent is converted into Common Stock after the antidilution period has expired.
4. The antidilution protection set forth in this Section 1 shall not apply to an aggregate of 1,460,000 shares of Common Stock Equivalents for employee options (l,360,000 new options and 100,000 warrants).
5. The antidilution protection set forth in this Section 1 shall be adjusted for stock splits, reverse stock splits and the like effected after the date hereof.

A0561188
EXHIBIT B

A0561188
CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
The undersigned certify that:
1.	Frank L. Jaksch, Jr. and Mark S. Germain are the President and Secretary respectively of CHROMADEX, INC., a California corporation.

2.	Article IV of the Articles of Incorporation of this corporation is amended to read as follows:
This corporation is authorized to issue 2 classes of shares, designated respectively “Common Stock” and “Preferred Stock”. 20,000,000 shares of Common Stock may be issued. 10,000,000 shares of Preferred Stock may be issued. The Common Stock has voting rights. The Preferred Stock has no voting rights. The board of directors may divide the Preferred Stock into any number of series. The board of directors shall fix the designation and number of shares of each such series. The board of directors may determine and alter the rights, preferences, privileges, and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.
3.	The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4.	The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 2,000,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.
We each further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: January 2, 2001	/s/ Frank L. Jaksch Jr.
Frank L. Jaksch, Jr., President

/s/ Mark S. Germain
Mark S. Germain, Secretary
EXHIBIT B

EXHIBIT B

2187231
ARTICLES OF INCORPORATION
OF
CHROMADEX, INC.
ARTICLE I
The name of this corporation is ChromaDex, Inc.
ARTICLE II
The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
ARTICLE III
The name and address in the State of California of this corporation’s initial agent for service of process is Frank Louis Jaksch, Jr., 8 Garzoni Aisle, Irvine, California 92606.
ARTICLE IV
This corporation is authorized to issue only one class of shares of stock and the total number of shares which this corporation is authorized to issue is 2,000,000.

Dated: 2/17/00	/s/ Mark R. Matthews
MARK R. MATTHEWS, Incorporator
EXHIBIT B

ChromaDEx, Inc.
Employee Stock Option Plan
Share Obligations

OPTIONS ISSUED TO	ISSUE DATE	EXPIRATION DATE	NUMBER OF OPTION SHARES	CERTIFICATES ISSUED	EXERCISE PRICE	ADDRESSES	CURRENT PERCENT VESTED	CANCELLED
2001 Options
Option Holder 1	28-Feb-01	31-Dec-06	23,000	Yes	$0.50	On file	80%
Option Holder 2	28-Feb-01	31-Dec-06	23,000	Yes	$0.50	On file	80%

Total Options Issued 2001	above	above	46,000	above	$0.50	On file	above

2002 Options
Option Holder 3	5-Jan-02	31-Dec-07	10,000	Yes	$0.50	On file	60%
Option Holder 4	3-Jan-02	31-Dec-08	10,000	Yes	$0.50	On file	60%

Total Options Issued 2002	above	above	20,000	above	$0.50	NA	above

2003 Options
Option Holder 5**	1-Feb-03	31-Dec-09	225,000	Yes	$0.50	On file	40%
Option Holder 2	1-Feb-03	31-Dec-09	20,000	Yes	$0.75	On file	40%
Option Holder 6	1-Feb-03	31-Dec-09	10,000	Yes	$0.75	On file	40%
Option Holder 7	10-Nov-03	31-Dec-09	5,000	Yes	1.00	On file	20%

Total Options Issued 2003	above	above	255,000	above	above	On file	above

2004 Options
Option Holder 8*	19-Jan-04	31-Dec-07	240,000	Yes	1.50	On file	33%
Option Holder 9	21-Jan-04	31-Dec-09	4,000	Yes	1.50	On file	20%
Option Holder 10	24-May-04	31-Dec-10	5,000	Yes	1.50	On file	0%
Option Holder 11	28-Jun-04	31-Dec-10	5,000	Yes	1.50	On file	0%
Option Holder 2	28-Jun-04	1-Jan-11	5,000	Yes	1.50	On file	0%

Total Options Issued 2004	above	above	240,000	above	above	On file	above

2005 Options
Option Holder 2	1-Jan-05	31-Dec-11	30,000	Yes	$1.50	On file	0%
Option Holder 12	1-Aug-05	31-Dec-11	5,000	No	$1.50	On file	0%
Option Holder 13	1-Feb-05	31-Dec-11	5,000	Yes	$1.50	On file	0%

Total Options Issued 2005	above	above	30,000	above	above	On file	above

Grand Total Options Issued	above	above	575,000	No	NA	On file	above

ChromaDEx option plan above for a 20% per year vesting for each employee. A full vesting after 5 years from issue date.

*	These options vest at a rate of 33% per year.

**	25,000 of year 1 vested shares transferred to Shareholder [ILLEGIBLE] settlement. These options have been exercised and a share certificate issued.
EXHIBIT C